UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K as Exhibit 1 is a press release issued on February 16, 2010 by Eurand N.V., announcing the grant of U.S. Patent No. 7,658,918, entitled “STABLE DIGESTIVE ENZYME COMPOSITIONS”, by the United States Patent and Trademark Office.

The information in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Financial Statements and Exhibits

Exhibit #                                Description

1	Press release titled “Eurand Issued U.S. Patent for ZENPEP® (pancrelipase) Delayed-Release Capsules,” issued on February 16, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2010	EURAND N.V.
	By:	/s/Manya S. Deehr
Manya S. Deehr
Chief Legal Officer & Secretary

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EXHIBIT INDEX

1	Press release titled “Eurand Issued U.S. Patent for ZENPEP® (pancrelipase) Delayed-Release Capsules,” issued on February 16, 2010.